

June 30, 2009

Mr. Gregory B. Graves
Chief Financial Officer, Entegris, Inc.
3500 Lyman Boulevard
Chaska, MN 55318

Re: **Entegris, Inc.**
                Form 10-K for the year ended December 31, 2008
                Definitive Proxy Statement filed April 3, 2009
                Form 10-Q for the quarter ended March 28, 2009
                File No. 1-32598

Dear Mr. Graves:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Executive officers, page 16

1. We note that Lynn Blake signed your Form 10-K for the fiscal year ended December 31, 2008, as your chief accounting officer. In future filings, please include biographical information on your chief accounting officer in your list of executive officers under Part III, Item 10 of Form 10-K.

Item 3. Legal Proceedings, page 30

2. For all proceedings disclosed in this section, please include a brief description of the relief sought. See Item 103 of Regulation S-K.

Critical Accounting Policies – Impairment of Goodwill and long-Lived Assets, page 38

3. We note that the evaluation of the recoverability of long-lived assets required you to make significant estimates and assumptions. Please provide us and revise future filings to comprehensively address how you evaluated your property, plant and equipment and your intangible assets (e.g. developed technology, trade names and customer relationships for impairment. Specifically address the following:

    - Identify the nature of your asset groups and provide a more comprehensive discussion of how you estimate the future cash flows of your asset groups to test them for recoverability. Refer to paragraphs 16 – 21 of SFAS 144;
    - Identify those asset groups for which their undiscounted cash flows are not materially different from their carrying amount and quantify the carrying amount of those assets groups. In this regard, your disclosures should clearly communicate to investors the amount of your property, plant and equipment that is at-risk for impairment, as this is your largest asset;
    - Quantify the material assumptions (ranges and/or weighted averages) underlying your undiscounted cash flow analyses and quantify the potential impact of changes in each material assumption by providing sensitivity analyses.

Critical Accounting Policies – Income Taxes, page 39

4. Given the significant changes in your deferred tax asset valuation allowance, please enhance your future disclosures to identify the positive and negative evidence you consider when determining if a valuation allowance was necessary. Refer to paragraphs 23 and 24 of SFAS 109.

Table of Contractual Obligations, page 51

5. In future filings, revise the table of contractual obligations to include estimated interest payments related to outstanding debt. Refer to Item 303(a)(5) of Regulation S-K.

Notes to the Condensed Consolidated Financial Statements

(3) Acquisition and Divestitures, page F-16

6. We note your reference to independent valuation specialists. Please tell us the nature and extent of the third parties' involvement and tell us whether you believe they are acting as experts as defined in the Securities Act of 1933.

Certifications, Exhibits 31.1 and 31.2

7. Please file the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. We note that a definition of internal control over financial reporting was added to section 4(d) and the following language was missing in the same paragraph: "(the registrant's fourth fiscal quarter in the case of an annual report)."

Form 8-K filed March 4, 2009

Exhibit 99.1, Amended and Restated Credit Agreement with Wells Fargo Bank, National Association, as Agent, dated March 2, 2009.

8. We note that it appears you have not filed on EDGAR certain exhibits and schedules to the document you have filed as an Exhibit to the Form 8-K pursuant to Item 601(b)(10) of Regulation S-K. For example, certain schedules and exhibits to the credit agreement filed as Exhibit 99.1 to the Entegris, Inc. Form 8-K filed March 4, 2009, have not been filed on EDGAR. Please advise. Refer to Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement filed April 3, 2009

Corporate Governance, page 7

9. In future filings, please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Please refer to Item 404(b) of Regulation S-K.

Elements of Compensation, page 10

10. We note that you disclose that you target base salary at the median level against peer companies for your named executive officers. Please disclose whether you target the other elements of compensation for your named executive officers against peer companies. Also, please disclose where actual payments of each element of compensation fell for each named executive officer within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

11. We note your disclosure that "comparative compensation information is just one of the several analytical tools that are used in setting executive compensation." Please provide a materially complete description of the other "analytical tools" you use to determine compensation and describe in materially complete detail how you used each of these tools to derive the compensation amounts you paid in 2008.

12. We note disclosure that "the Committee may elect to not use the comparative compensation information at all in the course of making compensation decisions." Please disclose whether or not the Management Development & Compensation Committee elected to use the comparative compensation information in the course of making compensation decisions in 2008 and if the comparative data was not utilized, explain why.

Long-Term Incentive Compensation, page 13

13. For each named executive officer state the material factors that were considered in deriving the size of the restricted stock and stock option awards and provide substantive analysis and insight into why the Management Development & Compensation Committee determined that the levels of compensation were appropriate in light of the factors considered.

Stock Ownership Guidelines, page 15

14. In future filings, please disclose whether the named executive officers are in compliance with your stock ownership guidelines.

Chief Executive Officer Compensation, page 15

15. Please disclose the individual and company performance that the Management Development & Compensation Committee evaluated in determining the compensation of the chief executive officer.

Potential Payments Upon Termination as a Result of Change-In-Control, page 24

16. In future filings, please consider reformatting the disclosure to provide information about the potential payouts in tabular format that shows the maximum payouts in the applicable circumstances. Columns of the table could be presented for payments owed for employee termination for good reason, employer termination for cause, payments upon termination for change in control, and other events you describe. Such a presentation might make the disclosure concise and more accessible, and would allow you to consolidate and simplify associated text. See Section VI of Release No. 33-8732A, which refers to the use of tabular presentations or bullet lists for complex material, wherever possible.

Form 10-Q for the period ended March 28, 2009

Balance Sheet, page 3

17. We note that under your amended credit facility you are required to maintain at least $25 million in your U.S. bank accunts. Please tell us what consideration you have given to whether the $25 million is considered legally restricted for purposes of inclusion in cash and cash equivalents for your balance sheet and cash flow presentations. Please refer to Rule 5-02 of Regulation S-X and SFAS 95.

Notes to the Condensed Consolidated Financial Statements

7. Revolving Credit Agreement, page 10

18. In future filings please clearly state whether you were in compliance with your debt covenants in all periods presented.

19. We note that EBITDA defined by your credit agreement is net income plus certain items including, but not limited to, depreciation, amortization, share based compensation expense, interest and income taxes. In future filings please clearly indicate what other amounts impacted this EBITDA calculation for the periods presented.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

20. As highlighted in your Overall Summary of Financial Results for the Three Months
Ended March 28, 2009 on page 17, we note a significant deterioration in net sales, gross
profit, and net income during your fourth quarter. While we note instances were you
have highlighted this deterioration in the discussion of your results of operations, it
appears that a more robust discussion of the downturn in the overall economy is
necessary in order to provide readers with a full understanding of management's views
regarding the downturn in the overall economy, its impact on the company and
management's plans to address this impact. This discussion should provide detailed
information regarding your customers, recent order activity, expected trends,
management's response for managing these events, potential future actions by
management and any other detailed information that would help investors better
understand how your operations, financial position and liquidity are being impacted by
the current economic environment. Expand your liquidity discussion to address the
expected impact to current and future cash flows and how you expect recent economic
events, including the credit shortage, may affect other sources of liquidity.

Other income (expense), page 23

21. In future filing, to the extent material, please enhance your discussion of foreign currency
gains.

Liquidity and Capital Resources

Operating Activities, page 24

22. We note that your days sales outstanding has increased from 57 days at the beginning of
the period to 80 days due to the "lengthening of customer's paying patterns".   We
assume that this lengthening of paying patterns is as a result of current economic
conditions. Please clarify and address what actions management is taking to address this
negative trend, the potential impact on your liquidity and how you have determined the
collectability of these accounts receivable in light of the increase in their days
outstanding.

Financing Activities, page 25

23. We note your disclosure that you believe your cash and funds available under the amended credit facilities will be sufficient to meet your working capital and investment requirements for the next twelve months. Given that your have reached a maximum borrowing level on your credit facility and you are required to maintain at least $25 million in your U.S. bank accounts, please enhance your future disclosures to discuss the impact these limitations may have on your working capital and investment requirements. Additionally, we note your disclosure on page 7 that the amended credit agreement limits your ability to purchase capital equipment.   Please address what impact, if any, this will have on your operations.

24. We note your disclosure that the amended credit facility requires that the Company meet various financial covenants. While we note that you have disclosed the Company's EBITDA requirement under the amended credit facility, it is not clear whether you may be restricted under other financial covenants. If it is reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Disclosure Controls and Procedures, page 27

25. We note the description of the definition of disclosure controls and procedures. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. In this regard, we note that the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please revise accordingly in future filings.

Certifications, Exhibits 31.1 and 31.2

26. Please file the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. We note that in section 4(d) the following language is missing: "(the registrant's fourth fiscal quarter in the case of an annual report)."

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Asst. Chief Accountant, at (202) 551-3691, Sherry Haywood, Attorney, at (202) 551-3345, Jay Ingram, Legal Branch Chief, at (202) 551-3397 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief